Exhibit 99.1

QTREX Engineers Conductivity Itself to Address Quantum Computing’s Cryogenic Heat-Load Barrier

The Company Filed a U.S. Provisional Patent Application Covering a Potentially Dominant Approach to the Critical Cryogenic Signal Pathway, Designed to Overcome Limitations of Traditional Manufacturing

Ness Ziona, Israel, July 1, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) ("QTREX" or the "Company") a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure today announced the development of a controlled-conductivity cryogenic microwave interconnect architecture designed to reduce heat conduction while preserving microwave signal performance in quantum computing systems. The Company filed a U.S. Provisional Patent Application with the United States Patent and Trademark Office (“USPTO”) and the underlying technology is patent pending.

The Company’s architecture is based on the intentional use of the Wiedemann–Franz Law, a fundamental law of physics linking electrical conductivity and electronic thermal conductivity in metallic conductors, with particular relevance at cryogenic temperatures. By applying this law at the materials-design level, The Company is turning conductivity into an engineering parameter for cryogenic quantum infrastructure, enabling conductive materials to be designed not only for signal transmission, but also for thermal behavior in ultra-low-temperature environments.

This capability is enabled by QTREX’s control over the full materials-to-component process, from the chemistry and engineering of its manufacturing materials, through the additive manufacturing process, and into the final quantum-infrastructure component. This vertical control allows the Company to design material behavior for the specific requirements of quantum environments.

In superconducting quantum computing systems, microwave control and readout signals must travel from room-temperature electronics to quantum processors operating at millikelvin temperatures inside dilution refrigerators. Each interconnect line can also become a thermal pathway, conducting unwanted heat into the coldest stages of the system. This is already a significant constraint in today’s cryogenic quantum systems and becomes increasingly critical as systems scale.

"Our ability to dictate material properties from the chemical formulation through to the final component gives us a unique competitive advantage in the quantum sector", said Dagi Ben-Noon, CEO of QTREX. "This architecture is a direct result of our vertically integrated approach, demonstrating how our advanced manufacturing capabilities has the potential of solving complex infrastructure challenges that traditional methods simply cannot address."

QTREX has seen strong interest from industry participants exposed to this development, reflecting the fact that this approach introduces a new way of thinking about cryogenic quantum infrastructure. This interest is already moving into near-term technical evaluation, with one of the Company’s current industry collaborators expected to begin reviewing the architecture as early as next week.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses conductivity’s ability to address quantum computing’s cryogenic heat-load barrier and that the patent application covers a potentially dominant approach to the critical cryogenic signal pathway; the Company’s ability to enable conductive materials to be designed also for thermal behavior in ultra-low-temperature environments; the capabilities of the Company’s controlled-conductivity cryogenic microwave interconnect architecture; approval of the Company’s pending patents; the Company’s ability to design material behavior for the specific requirements of quantum environments; that constraints in today’s cryogenic quantum systems become increasingly critical as systems scale; that the Company has a unique competitive advantage in the quantum sector and how its advanced manufacturing capabilities has the potential of solving complex infrastructure challenges; any interest from industry participants; that the Company’s approach may introduces a new way of thinking about cryogenic quantum infrastructure; and that the interest from the industry participants is already moving into near-term technical evaluation, with one of the Company’s current industry collaborators expected to begin reviewing the architecture as early as next week. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact

QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485